FIRST COMMUNITY CORPORATION

5455 Sunset Boulevard

Lexington, South Carolina 29072

(803) 951-2265

August 17, 2012

Michael Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:          First Community Corporation (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-182938)

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., New York City time, on Tuesday, August 21, 2012.

In connection with this request, the Registrant hereby acknowledges that:

1.             should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.             the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of the Page Intentionally Left Blank]

Very truly yours,

First Community Corporation

By:	/s/ Joseph G. Sawyer
	Name:	Joseph G. Sawyer
	Title:	Chief Financial Officer

August 17, 2012

Michael Clampitt
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          First Community Corporation

Registration Statement on Form S-1 (SEC File No. 333-182938)

Dear Mr. Clampitt:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of First Community Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on August 21, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated August 21, 2012:

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
Name: William D. Hobbs
Title: Managing Director

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Robert A. Kleinert
Name: Robert A. Kleinert
Title: An Officer of the Corporation

For themselves and as Representatives of the other Underwriters